Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2012 Third-Quarter Results in line with guidance

VELDHOVEN, the Netherlands, October 17, 2012 – ASML Holding N.V. (ASML) today publishes 2012 third-quarter results.

•	Q3 2012 sales and profit are within guidance

•	ASML reaches merger agreement with Cymer (see separate press release)

	Q3 2012	Q2 2012
Net sales	1,229	1,228
…of which service and field option sales	229	243

New systems sold (units)	32	42
Used systems sold (units)	8	2

Net bookings, excluding EUV	831	949
Net bookings, excluding EUV (units)	33	43
ASP of booked systems, excluding EUV	25.2	22.1

Systems backlog, excluding EUV	1,340	1,503
Systems backlog, excluding EUV (units)	48	55

Gross margin	43.2	43.2

End-quarter cash and cash equivalents and short-term investments	6,159	2,702

Net income	275	292
EPS (in euro)	0.65	0.71
(Figures in millions of euros unless otherwise indicated)

Outlook

“We have performed as planned regarding third-quarter sales and profit, and expect fourth-quarter sales of about EUR 1 billion, resulting in second-half sales at the lower end of our previous guidance of EUR 2.2 to 2.4 billion, reflecting stable demand from the foundry and logic segments and very low expected sales of memory systems,” said Eric Meurice, President and Chief Executive Officer of ASML. “As we enter 2013, we recognize our customers’ uncertainty regarding the underlying semiconductor demand for the tablet and smartphone segments, as well as for the PC business, which has not yet been accelerated by Windows 8 and the ultra-book form factor. We see, however, sustained demand from the logic sector as the planned 28 nanometer node strategic build-up to a worldwide capacity of 300,000 wafer starts per month is expected to be achieved by mid-2013, and as the 22 nanometer logic ramp will start in the second half of next year. Spending by memory customers is expected to remain subdued in the next two quarters. In addition to these fundamental market drivers, we anticipate the shipments of our first 11 NXE:3300B EUV systems that will help prepare our customers for the insertion of EUV in volume production lines by 2014, contributing to EUR 700 million in revenues next year,” Meurice added.

For the fourth quarter of 2012, ASML expects net sales of about EUR 1 billion, gross margin of about 41 percent, R&D costs at EUR 155 million and SG&A costs at EUR 64 million.

Third-Quarter 2012 Highlights

•

To date we have shipped more than 170 TWINSCAN NXT:1950i systems, our most advanced immersion scanner. More than 45 of these are capable of imaging 230 wafers per hour, and more than 90 immersion systems have exposed more than 1 million wafers within the last 12 months, underlining the robustness of ASML immersion systems to support double patterning.

•

Our 6 pre-production EUV systems, called NXE:3100, have exposed more than 23,000 wafers at customer sites with good overlay and imaging performance, enabling semiconductor device recipe development and confirmation of infrastructure progress.

•

The successor system, the NXE:3300B, has shown overlay and imaging in a full-field single exposure within customer requirements. We continue to make progress on improving the productivity of the systems currently limited by the EUV light source.

•	For further details on EUV, see our separate press release today, 17 October 2012, regarding our merger agreement with Cymer.

Update on the Customer Co-Investment Program

Also during the third quarter, we announced our Customer Co-Investment Program and received approval from our shareholders. Three customers – Intel, TSMC and Samsung – agreed to contribute EUR 1.38 billion to ASML’s research and development of next-generation lithography technologies over five years, specifically aimed at accelerating EUV lithography and 450mm lithography development. The intended takeover of Cymer is made easier by the Co-Investment Program and supports the same strategic goals, as it also targets to secure the semiconductor industry’s transition to the next manufacturing technology, which is needed to create microchips with more functions at a lower cost and that are more energy-efficient, consistent with Moore’s Law. As part of the Customer Co-Investment Program, but separate from the R&D contribution, ASML received EUR 3.02 billion for issuing shares to two of the three participating customers, Intel and Samsung, and expects to receive EUR 838 million from TSMC on 31 October. This cash will be returned to shareholders (excluding participating customers) via a Synthetic Buyback later this year. More details can be found at www.asml.com/cip.

Resuming share buyback program

With the announcement of the Customer Co-Investment Program on 9 July, 2012, ASML announced that it had suspended its regular share buyback programs. ASML now intends to resume these programs starting 18 October 2012, to complete the EUR 1,130 million program started in 2011 with the remaining EUR 160 million; these shares will be cancelled. Furthermore, up to 2.2 million shares remain to be purchased for the purpose of covering outstanding employee stock and stock option plans; these shares will be held as Treasury shares.

All transactions under these programs are published on ASML’s website (www.asml.com/investors) on a weekly basis. The share buyback programs may be suspended, modified or discontinued at any time.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands,

ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 8,200 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands + 31 10 29 44 290 and the US +1 212 444 0481 (US participants will have to quote the following confirmation code when dialing into the conference: 8424295). To listen to the conference call, access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of September 30, 2012, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended September 30, 2012 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, including expected sales trends, expected shipments of tools, productivity of our tools, purchase commitments, IC unit demand, financial results, expected gross margin and expenses, statements about our co-investment program including potential funding commitments in connection with that program and statements about our buy-back program. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with our co-investment program, including whether the 450mm and EUV research and development programs will be successful and ASML’s ability to hire additional workers as part of the 450mm and EUV development programs, our ability to successfully complete acquisitions, including the Cymer transaction or the expected benefits of the Cymer transaction and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

The foregoing risk list of factors is not exhaustive. You should consider carefully the foregoing factors and the other risks and uncertainties that affect the business of ASML described in the risk factors included in ASML’s Annual Report on Form 20-F and other documents filed by ASML from time to time with the SEC. ASML disclaims any obligation to update the forward-looking statements contained herein.

Important information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed Cymer transaction will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed Cymer transaction, Cymer will file a proxy statement with the SEC and ASML will file a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus. CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, the registration statement, ASML’s Annual Report on Form 20-F and ASML’s subsequent reports filed or furnished to the SEC and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Manager Investor Relations.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of ASML ordinary shares is available in its Annual Report on Form 20-F for the year ended December 31, 2011 and will be available in the joint proxy statement/prospectus (when available). Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.